

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

June 27, 2011

<u>Via E-mail</u>
Mr. Eugene J. Midlock
Senior Vice President and Chief Financial Officer
The Cooper Companies, Inc.
6140 Stoneridge Mall Road
Suite 590
Pleasanton, CA 94588

> **Re:** **The Cooper Companies, Inc.**
> **Form 10-K for the fiscal year ended October 31, 2010**
> **Filed December 17, 2010**
> **Form 10-Q for the quarterly period ending January 31, 2011**
> **Filed March 4, 2011**
> **Form 10-Q for the quarterly period ending April 30, 2011**
> **Filed June 3, 2011**
> **File No. 001-08597**

Dear Mr. Midlock:

We have reviewed your response dated June 22, 2011 and related filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended October 31, 2010

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

1.   We acknowledge your response to prior comment 3. We see that substantially all of your cash as of December 31, 2010 was held by foreign subsidiaries and not available to fund domestic operations without a potential tax impact. We also note the decreasing amount of funds available under your revolving line of credit. Please further explain how you concluded that providing enhanced liquidity disclosures to discuss the amount of cash, cash equivalents and investments held by foreign subsidiaries that would be subject to a potential tax impact associated with the repatriation of undistributed earnings on foreign subsidiaries was not material. We refer you to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 33-8350.

2.   As a related matter, we refer to your disclosure that "the company expects to utilize its cash and cash equivalents… to fund future operations". Please explain this disclosure in light of the fact that substantially all of your cash was held by foreign subsidiaries.

Form 10-Q for the quarterly period ending January 31, 2011

Financial Statements, page 3

Note 2. Acquisition and Restructuring Costs, page 9

3.   Further to your response to prior comment 5, while we understand that settling an unfavorable agreement is beneficial to the company, we would still expect that to have settled the unfavorable contract with the target company, you would have incurred a loss through a required payment to the target. Please further explain how you applied 805-10-55-20-21.

Form 10-Q for the quarterly period ending April 30, 2011

Financial Statements, page 3

Note 6. Income Taxes, page 12

4.   We refer to your response to comment 6. In future filings please provide a brief summary describing the decreasing effective tax rate trend, similar to your response, or tell us why you believe this information is not required.

Note 13. Contingencies, page 23

5.   We acknowledge your response to comment 7. With respect to reasonably possible loss contingencies, in future filings please provide any disclosures required by ASC 450-20-50 and SAB Topic 5-Y, such as an estimate of the range of loss or a statement that such an estimate cannot be made.

You may contact Leigh Ann Schultz at (202) 551-3628 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding these comments. You may also contact me at (202) 551-3671 with any other questions.

Sincerely,

/s/ Kate Tillan for

Martin James
Senior Assistant Chief Accountant